VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 9:00 a.m. Eastern Time on April 12, 2023.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special Meeting of Shareholders - P.V. Nano Cell LTD.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS

(1) To appoint Ziv Haft (BDO Member Firm), CPA, as the Company's independent auditors for the fiscal year ended December 31, 2022 and for such additional period until the next annual general meeting of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(2) To approve the award of options to Mr. Keinan Maman, a director of the Company, on such terms and conditions as set forth in the proxy statement for the Meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

P.V. NANO CELL LTD.

Special Meeting of Shareholders

April 14, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The undersigned, a shareholder of P.V. Nano Cell Ltd. (the "Company"), hereby appoints Mr. Avi Magid and Mr. Evyatar Cohen, or either of them, as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company (the "Meeting") to be held on Friday, April 14, 2023, at the offices of the Company at 8 Hamasger Street, Migdal Ha'Emek, Israel 2310102, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01 per share, of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matters set forth below this Proxy. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted "FOR" the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a "FOR".

PLEASE BE SURE TO SIGN REVERSE SIDE OR PROXY WILL NOT BE VALID

TEST ISSUE REF 1999